YARDVILLE NATIONAL BANCORP
2465 Kuser Road
Hamilton, New Jersey 08690
April 14, 2006
VIA TELECOPY AND EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-0303
Attention: Michael Pressman

Re:	Yardville National Bancorp (File No. 000-26086):
Additional Soliciting Materials filed April 4, 2006 and
Revised Additional Soliciting Materials filed April 10, 2006.
Dear Mr. Pressman:
     On behalf of Yardville National Bancorp (the “Company”), this letter responds to your request to our counsel, Robert B. Murphy, Esq., of Pepper Hamilton LLP, for support of a statement contained in the above-referenced additional soliciting materials. Specifically, you requested support for the statement, “Seidman group has no track record for creating long-term value.”
     As the basis for its statement, the Company utilized information provided by investment bankers, Goldman Sachs and Keefe, Bruyette & Woods, Inc., as well as a summary of public information, including filings made by Lawrence B. Seidman with the Securities and Exchange Commission, which summary was compiled by the Company’s counsel, Pepper Hamilton LLP. Copies of the information the Company received from Goldman Sachs and Keefe, Bruyette & Woods, Inc., as well as a summary the Company has prepared for your convenience, has been faxed to your office. As you will note from the Goldman Sachs materials, the Seidman group disclosed its beneficial ownership more than three years ago in eleven cases. In each of those cases, the target company has been acquired or all or a portion of the Seidman group’s investment has been liquidated. While certain more recent investments by the Seidman group remain pending, yesterday, it was announced that another company in which the Seidman group acquired beneficial ownership and filed preliminary proxy materials for a contested solicitation, Interchange Financial Services Corp., has agreed to be acquired by TD Banknorth Inc.
     Finally, in connection with your review of the above-referenced materials, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect thereto; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Once again, thank you for your time. Please feel free to call our counsel, Robert B. Murphy, Esq., of Pepper Hamilton LLP at 202-220-1454, should you have any questions or further comments in these regards.

Sincerely,
/s/ DANIEL J. O’DONNELL
Daniel J. O’Donnell
Secretary and Chief Legal Officer